Hogan Lovells US LLP Tabor Center, Suite 1500 1200 Seventeenth Street Denver, Colorado 80202 T 303.899.7300 F 303.899.7333 www.hoganlovells.com

October 6, 2011

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Lyn Shenk
Sonia Bednarowski
Jeffrey Sears
Doug Jones

Re:	United Artists Theatre Circuit, Inc.
Form 10-K for Fiscal Year Ended December 30, 2010
Filed March 21, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 033-49598

Comment letter dated September 22, 2011

Dear Mr. Shenk:

On behalf of United Artists Theatre Circuit, Inc. (“UATC” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Amy E. Miles, President of UATC, dated September 22, 2011, regarding the Company’s Form 10-K for the fiscal year ended December 30, 2010 (File No. 033-49598), as filed with the Commission on March 21, 2011 and the Company’s Form 10-Q for the Company’s Fiscal Quarter Ended June 30, 2011 (File No. 033-49598), as filed with the Commission on August 15, 2011.  The Company’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the comment letter.  The responses provided herein are based on discussions with, and information furnished by, the Company and its advisors, as applicable.

Form 10-K for Fiscal Year Ended December 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 22

1.             Comment: We note your reference to a reduction in operating income in fiscal 2010 as the primary reason for the $13.4 million variance in net cash flows generated from operating activities between fiscal 2010 and fiscal 2009. However, operating income for fiscal 2010 decreased only $800 thousand, as compared to fiscal 2009. As such, it is not clear how this is a primary

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jeddah   Riyadh   Zagreb

driver of the variance in cash flow. Please advise. In addition, please note that reference to operating income, prepared on the accrual basis of accounting, may not provide a sufficient basis for an investor to fully understand cash flows of operating activities in terms of cash without discussion of the significant reasons therefor and related underlying drivers thereof. In this regard, revise your disclosure, as appropriate. We note that your revised disclosure should include a discussion of the vendor payments affected by timing for the periods indicated in your disclosure and the reason why, as well as an explanation regarding the timing of income tax payments driving the variance between fiscal 2010 and fiscal 2009.

Response: The Company acknowledges and agrees with the Staff’s comment.  The Company respectfully proposes in future filings to address in greater detail the underlying drivers impacting significant changes in net cash flows provided by operating activities.  By way of example, please refer to the below pro forma disclosure, which reflects the Company’s revised discussion of the significant decrease in net cash flows provided by operating activities for fiscal 2010.

“Net cash flows provided by operating activities totaled approximately $5.3 million and $18.7 million for the Fiscal 2010 Period and the Fiscal 2009 Period, respectively. The $13.4 million decrease in net cash flows generated from operating activities for the Fiscal 2010 Period as compared to the Fiscal 2009 Period was caused by a $4.8 million reduction in net income excluding non-cash items coupled with negative fluctuations in working capital activity.  In the Fiscal 2010 Period, a $4.3 million reduction in accounts payable, a $1.8 million reduction in accrued expenses and a $2.8 million increase in prepaid expenses and other assets (primarily related to a change in straight-line rent balance), partially offset by a $0.7 million decrease in other receivables (including income taxes) were the primary components of working capital activity that negatively impacted cash flows from operating activities by $8.6 million.  The decrease in accounts payable (primarily film rental liabilities) in the Fiscal 2010 Period was primarily due to lower attendance and box office revenue at our theatres during the latter part of the period coupled with the timing of certain film payments.  The Fiscal 2010 Period decrease in accrued expenses was due to a reduction in reserves associated with lease termination costs for closed theatres.  The decrease in other receivables was attributable to a reduction in the income tax receivable resulting from income tax refunds received during the Fiscal 2010 Period.  In the Fiscal 2009 Period, the working capital change was $0.3 million.”

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) The Company and Basis of Presentation, page 32

2.             Comment: Based upon your footnote disclosure on page 33, we note that UATC and RCI entered into a sublease agreement pursuant to which UATC will sublease digital projection systems from RCI. We note further that UATC’s minimum annual rent will be $1,000 per system for the first six and a half years of the sublease agreement and, upon certain conditions, could increase to a minimum annual rent of $3,000 per system for the remainder of the agreement. Finally, we note that UATC is subject to various other types of rent if the digital projection systems do not meet minimum performance requirements that are outlined in the RCI’s Master Lease and UATC’s sublease. Given that (I) the annual rents disclosed reflect minimum rents and (II) your company appears to be subject to additional forms of rent should the leased equipment not meet established minimum performance thresholds, please tell us whether there is a contingent rent component to UATC’s lease expense under the sublease agreement with RCI. If so, tell us the underlying driver or factor upon which any contingent rent is based. Furthermore, if contingent rent could materially increase the overall rent expense attributable to the leasing of the digital projection systems, please also disclose the underlying drivers or factors upon which such contingent rent is based and the amount of the contingent rent. Additionally, tell us and disclose (i) the conditions upon which the annual minimum rent may increase to $3,000 per system, and (ii) the amount of rent incurred in 2010.

Response: In March 2010, RCI entered into a master equipment lease agreement (the “Master Lease”) with Kasima, LLC (“Kasima”), a wholly owned subsidiary of Digital Cinema Implementation Partners (“DCIP”).  In accordance with the Master Lease, RCI will sublease (the “Sublease”) the digital projection systems to UATC.  Under the Master Lease and the Sublease, UATC pays RCI annual minimum rent of $1,000 per digital projection system for the first six and a half years from the effective date of the agreement and is, as described below, subject to minimum annual rent of $3,000 per digital projection system beginning six and half years from the effective date of the agreement through the end of the lease term.  More specifically, under the Master Lease and the Sublease, UATC is required to pay a $1,000 minimum rental per digital projection system per year for the entire term of the lease.  Additionally, in the event that the junior capital raised by DCIP in the initial financing transactions remains outstanding at any time on or after the date that is six and a half years after the closing date of March 2010, the holders of the related notes will have the right to require RCI (and pursuant to the Sublease, UATC) and other participating exhibitors to make incremental minimum rent payments of $2,000 per digital projection system per year through the earlier of the end of the lease term or until such notes are repaid.  The Company considers both the $1,000 minimum rental and the incremental minimum rental payment of $2,000 per digital projection system to be minimum rents and accordingly has recorded such rents on a straight-line basis in its consolidated financial statements.  Total rent recorded in 2010 relative to the aforementioned minimum rent was $0.2 million.  As of December 30, 2010, the Company’s recorded deferred rent liability associated with these minimum rents was approximately $0.1 million.

As noted in the Staff’s comment above, UATC is also subject to various types of additional rent as outlined in the Master Lease and the Sublease.  Situations in which UATC is subject to additional rental payments include the following:

•      UATC is subject to additional monthly rent if digital projection systems subleased by UATC from RCI in accordance with the Master Lease are operated in theatres that are not fully digital (i.e., theatres that operate one or more 35MM projectors in one or more auditoriums, while also leasing digital projectors for operation in other auditoriums).  This additional monthly rent is only payable if Kasima does not collect a minimum amount of virtual print fees from the motion picture studios.

•      UATC is subject to additional rent if a digital projection system does not earn the minimum annual target revenue per screen as set forth in the Master Lease and the Sublease.  Minimum target revenue for such calculation includes virtual print fees paid by the motion picture studios, as well as the annual additional rent paid by the Company.

•      UATC is subject to additional rent in situations where:

a.     a digital projection system is available for use to exhibit content provided by certain content providers and is not used,

b.     content from a party that does not have a virtual print fee agreement with Kasima or from a party that is in default under its agreement with Kasima is exhibited by the Company,

c.     unresolved discrepancies exist between the records of a motion picture studio and the records of the Company regarding the virtual print fees that should be paid by the motion picture studio to Kasima,

d.     a digital projection system leased by the Company is not functional for a specified period of time, and

e.     the Company closes a theatre which utilizes leased digital projection systems prior to the expiration of the initial lease term and does not redeploy those systems within a specified time frame.

UATC recorded less than $0.1 million in the aggregate related to the above additional rent provisions during the year ended December 30, 2010.  The Company does not anticipate that any of the additional rent provisions described herein will materially impact future total rent expense attributable to the lease of the digital projection systems.

Lastly, pursuant to the Staff’s request, the Company will add the following information to its disclosure relative to RCI’s relationship with DCIP in future filings with the Commission:

“In the event that the junior capital raised by DCIP in the initial financing transactions remains outstanding at any time on or after the date that is six and a half years after the closing date, the holders of related notes will have the right to require RCI (and pursuant to the Sublease, UATC) to make incremental minimum rent payments of $2,000 per digital projection system per year through the earlier of the end of the lease term or until such notes are repaid.

. . .

During 2010, the Company incurred total rent of approximately $0.2 million associated with the leased digital projection systems.”

(3) Summary of Significant Accounting Policies

Advertising and Start-up Costs, page 38

3.             Comment: Please disclose the total amount of advertising expense recognized for each reporting period for which you have provided a consolidated statement of income. Refer to FASB ASC Topic 720-35-50-1(b) for further guidance.

Response: The Company has considered the Staff’s comment but would respectfully request relief from making such disclosure in light of the potential for such disclosure to cause significant harm to the Company and its investors.  Disclosure of such information would enable third parties, particularly motion picture studios, to calculate the Company’s actual film rental costs, which could seriously impede the Company’s ability to enter into agreements with such parties on terms that are similar to or more favorable than its current agreements.  Additionally, disclosure of such information would enable the Company’s competitors to calculate the Company’s pure film costs, which in turn could be used by them, directly and through simple extrapolation, to unfairly compete with the Company.  As a result, the Company and, indirectly, its investors would be harmed through disclosure of such information.

Exhibit Index

4.             Comment: Please confirm that you will furnish the Section 1350 Certifications pursuant to Item 601(b)(32) of Regulation S-K in future filings.

Response: The Company is a voluntary filer and has omitted the Section 1350 Certifications referenced in Item 601(b)(32) of Regulation S-K (the “Certifications”) based on the Division of Corporate Finance: Sarbanes-Oxley Act of 2002 — Frequently Asked Questions, dated November 8, 2002 (revised November 14, 2002).  The Company is not an “issuer” as defined in Section 2(a)(7) of the Sarbanes-Oxley Act of 2002 and is therefore not required to furnish such Certifications.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

(3) Related Party Transactions, page 7

5.             Comment: We note that the “related-party receivables” balance, which you report in the equity section of your balance sheet, has increased from approximately $55.5 million as of December 27, 2007 to approximately $85.4 million as of June 30, 2011. Based upon your disclosure on page 7 of your filing, it appears that at least a portion of the outstanding balance may relate to advances that your company has made to Prop I to fund additions and/or renovations to theatres leased from Prop I. However, we also note from your disclosure on page 8 of your filing and page 41 of your fiscal year 2010 Form 10-K, that recent increases to your related-party receivables balance have been attributable to the timing of intercompany cash collections and disbursements. Given that (I) your related-party receivables balance has become one of the most significant balances reported on your balance sheet and (II) the balance appears to have increased during almost all of the individual periodic reporting periods subsequent to December 27, 2007, we believe that you should provide a more comprehensive discussion and analysis of the composition of the balance, the expected timing of collection of all outstanding amounts, and the overall collectability of the balance. In this regard, please tell us and, as appropriate, disclose the following:

•        The amount of your related-party receivables balance that relates to advances to Prop I, the amount that relates to the timing of intercompany cash collections and disbursements,

and the nature and amount of any other material related-party receivables that may be reported in the balance;

•                       The reason why your outstanding related-party receivables balance continues to increase as of each balance sheet date and whether such trend can be expected to continue for the foreseeable future;

•                       The number of theatres that your company leases from Prop I;

•                       Whether advances to Prop I are expected to continue in future reporting periods and, if so, the expected significance of such advances;

•                       Whether you periodically evaluate the fair value of the theatres leased from Prop I to assess whether the proceeds that would be received upon the sale of such theatres continue to support the collectability of the advances made to Prop I;

•                       The expected timing of collection/settlement of outstanding related-party receivables that have arisen due to the timing of intercompany cash collections and disbursements; and

•                       The reason the recurring cash outflows attributable to your related-party receivables balance have been deemed financing activities for purposes of cash flow statement presentation.

In addition, given that (A) your company’s advances to Prop I appear to fund leasehold improvements at theatres that your company leases, (B) repayment of such advances appears contingent upon Prop I’s sale of properties, and (C) your company appears to be the ultimate beneficiary of the advances (i.e., through the use of the theatres receiving the additions and/or renovations), please tell us how you have determined that you are not effectively the acquirer/owner of the leasehold improvements. As part of your response, specifically tell us (i) whether repayment of the advances is contingent upon the sale of the specific theatres for which leasehold improvements were funded, (ii) how the useful lives of the leasehold improvements funded by the advances compare to your lease terms for the respective theatres (including, any anticipated lease renewals), (iii) whether the advances are recoverable if the theatres to which they relate are subsequently leased to another party, rather than sold, and (iv) any accounting literature that you believe supports your current accounting treatment — particularly given the contingency regarding collection.

Response: The related-party receivables balance of $55.5 million as of December 27, 2007 was comprised of approximately $9.8 million related to advances made to Prop I to fund additions and/or renovations to theatres leased from Prop I and approximately $45.7 million related to intercompany transactions and cash management.  The related party receivables balance of $85.4 million as of June 30, 2011 continued to be comprised of the $9.8 million receivable from Prop I and approximately $75.6 million related to intercompany transactions and cash management.

With respect to the ownership structure of UATC, it should be noted that UATC is a wholly owned subsidiary of United Artists Theatre Company (“UA”), which owns 100% of United Artists Realty Company, which is the parent company of Prop I. In addition, Regal Cinemas, Inc. (“RCI”) is the parent company of UA.  Below is a partial organization chart relevant to this discussion.

Historically, the Prop I receivable balance increased when additions and/or renovations to the properties leased by UATC from Prop I (the “Prop I assets”) were funded by UATC, and the receivable has decreased when Prop I sold underlying properties within the portfolio and used such proceeds to repay the advances.  It should be noted that UATC funded all Prop I assets prior to becoming a wholly owned subsidiary of REG in 2002 (i.e., upon emergence of bankruptcy).  Since 2002, UATC has not funded any additions and/or renovations for these properties.  The last sale of underlying properties within the portfolio occurred in 2006, which reduced the receivable to its present balance of $9.8 million.  The net book value of the Prop I assets was approximately $5.5 million as of June 30, 2011.

Currently, UATC leases three properties owned by Prop I located in New York, California and Florida.  The Company does not expect any advances by UATC to Prop I to fund additions and/or renovations for these properties in future periods.  The depreciable lives of the remaining Prop I assets (consisting of buildings) are based on the underlying estimated economic useful lives of the assets and are depreciated over a period of 40 years.  The lease commenced in 1988 and the original base term was 15 years.  In 2003, UATC exercised a10-year renewal extension of the lease.  Due to the above ownership structure, there is no intention to lease the properties to any other party.

Repayment of the advances to Prop I is expected to be made upon the sale of the three theatre locations that Prop I leases to UATC.  The fair value of each of the three locations are evaluated periodically using the expected selling price less selling costs for each property.  Management’s estimates (Level 3 inputs as described in ASC Topic 820, Fair Value Measurements and Disclosures) are based on recent market transactions and current real estate values within each market.  The Company has no current intention to market or sell the properties at this time, but believes that the fair market value of the three properties will be sufficient to substantially recover the current receivable from Prop I.  However, if there is a prolonged decline or collapse in the commercial real estate market resulting in insufficient total proceeds or the inability to sell the three properties to recover the $9.8 million in advances made to Prop I from UATC, RCI stands ready to fund any shortfall, thereby ensuring full collectability of the receivable from Prop I.

As noted above, the related-party receivables balance of $85.4 million as of June 30, 2011 consists of approximately $75.6 million related to intercompany transactions and cash management between UATC and RCI, including subsidiaries of RCI.  The balance has increased approximately $29.9 million since December 27, 2007.  As indicated above, UATC is a wholly owned subsidiary of UA/RCI and ultimately REG.  The cash management function for all REG subsidiaries, including UATC is managed by RCI.  RCI also manages all aspects of the theatre operations of UATC and its subsidiaries pursuant to the terms of a management agreement between UATC and RCI.  The management agreement provides for management of cash collections, cash disbursements and other cash management functions.  Two significant items caused this balance to increase through the years.  First, the redemption of gift cards and discount tickets at UATC theatres that were sold by a subsidiary of RCI, Regal CineMedia (“RCM”), to the consumer has resulted in a significant increase in the intercompany receivable.  RCM receives the cash for the sale of the gift cards and discount tickets and upon redemption of the gift cards or discount tickets at UATC theatres, revenue is recorded by UATC and a corresponding intercompany receivable is created, which is payable by RCI (or RCM) to UATC.  Second, cash received by RCI for various revenue items, such as on-line ticket sales and rebates from vendor marketing programs, has resulted in a significant increase in this intercompany receivable balance.  These amounts are handled much the same way as the gift cards and discount tickets.  RCI receives the cash for these items, and UATC records its share of the revenue for such items, resulting in an intercompany receivable for UATC.  Increases in the intercompany receivable recorded by UATC could continue to occur in the future as long as the described cash management activities continue as usual.  However, it should be noted that the intercompany receivable is fully collectable.  As in the case of the Prop I receivable balance, RCI stands ready and has sufficient available cash to pay the intercompany balance.

As described above, the entire related party receivables balance is comprised of amounts that are due from other intercompany entities that are also wholly owned subsidiaries of REG.  As such, all changes are classified as financing activities in the Company’s consolidated statement of cash flows.

The Company acknowledges the Staff’s comment and will revise its disclosure to address in greater detail the composition of the related party receivables balance in future Company filings with the Commission beginning with the Company’s Form 10-Q for the quarterly period ended September 29, 2011.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 15

6.                                       Comment: Your disclosure primarily attributes the increase of $8.1 million in net cash flows generated from operating activities for the fiscal 2011 period, as compared to the fiscal 2010 period, to the $2.2 million increase in operating income for the fiscal 2011 period, as compared to the fiscal 2010 period. However, it appears that working capital items were more significant factors in driving the variance in net cash flows. Please revise your disclosure to discuss the respective working capital items that impacted the change in your net cash flows generated from operating activities and the reason why, placing emphasis on (I) the vendor payments affected by timing and (II) an explanation of the timing of income tax payments indicated in the present disclosure.

Response: The Company agrees with the Staff’s comment and will revise its disclosure to more specifically address the reasons for any significant changes in net cash flows provided by operating activities (please refer to the Company’s response to Comment # 1 above) in future Company filings with the Commission beginning with the Company’s Form 10-Q for the quarterly period ended September 29, 2011.

Specific questions or comments regarding accounting related issues may be addressed to David Ownby, Vice President and Treasurer, at (865) 925-9517 or David.Ownby@regalcinemas.com.  In addition, please direct any general questions or comments regarding the foregoing to me at (303) 454-2427 or keith.trammell@hoganlovells.com.

Sincerely,

/s/ Keith A. Trammell
Keith A. Trammell
Partner
keith.trammell@hoganlovells.com
+1 303 454 2427

cc:                                 United Artists Theatre Circuit, Inc.

Statement of United Artists Theatre Circuit, Inc.

October 6, 2011

Re:	United Artists Theatre Circuit, Inc. Form 10-K for Fiscal Year Ended December 30, 2010 Filed March 21, 2011 Form 10-Q for Fiscal Quarter Ended June 30, 2011 Filed August 15, 2011 File No. 033-49598

United Artists Theatre Circuit, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission (the “Commission”) staff on the above referenced filings, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNITED ARTISTS THEATRE CIRCUIT, INC.

By:	/s/ David Ownby
David Ownby
Vice President and Treasurer